UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Notice to Shareholders

The Board of Directors of Banco Bradesco S.A., at a meeting held today,  approved the Board of Executive Officers’ proposal for the payment of interim interest on shareholders’ equity related to the first half 2019, at the total amount of R$1,455,000,000.00, consisting of R$0.172536471 per common share and R$0.189790118 per preferred share.

The shareholders registered in the Company’s Books on this date (declaration date and record date of right) shall be benefited. The Company’s shares will be traded “ex-right” interim interest on shareholders’ equity as from July 1st, 2019.

The payment of interim interest on shareholders’ equity:

a)       will be made on the net amount of R$0.146656000 per common share and R$0.161321600 per preferred share, already deducting fifteen percent (15%) as withholding income tax, except for corporate shareholders who are exempt from said tax and will received the declared amount;

b)      will occur on July 15, 2019 as follows:

•     to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate; and

•     to shareholders whose shares are deposited at B3 S.A. – Brasil, Bolsa, Balcão, by means of institutions and/or brokerage houses which keep their shareholding position in custody.

The shareholders who do not have such data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence, for record updating and receiving the respective amounts to which they are entitled.

The interim interest on shareholders’ equity approved, net of withholding income tax, correspond to, approximately, 10 times the amount of interest on shareholders’ equity monthly paid and will be computed in the calculation of the mandatory dividends for the fiscal year, as provided in the bylaws.

Cidade de Deus, Osasco, SP, June 28, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

Should you have any questions or require further information, please contact:

investidores@bradesco.com.br and investors@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.